Exhibit 11

Computation of Earnings Per Share
(Unaudited)

Basic Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	1999	1998	1999	1998

	(Restated)		(Restated)

Weighted average shares outstanding – basic	26,437,347	26,592,383	26,418,217	26,643,344

Net income	$1,905,962	$3,019,143	$4,699,710	$4,425,059

Basic net income per share	$0.07	$0.11	$0.18	$0.17

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